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On Tuesday, August 1, 2023, Churchill Capital Corp VII (“CCVII”) and CorpAcq Holdings Limited (“CorpAcq”) entered into an agreement for a business combination (the “Transaction”). That afternoon, CCVII and CorpAcq held a joint investor webcast to discuss the Transaction. The following is the transcript from the webcast:

VIAVID
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Gladstone Place Partners

CorpAcq and Churchill Capital VII Business Combination Webcast

August 1, 2023

C O R P O R A T E P A R T I C I P A N T S

Michael Klein, Chairman and Chief Executive Officer, Churchill Capital VII

Simon Orange, Founder and Chairman, CorpAcq

David Martin, Chief Executive Officer, CorpAcq

Stuart Kissen, Head of Acquisitions, CorpAcq

P R E S E N T A T I O N

Operator

Hello. My name is Paul. Thank you for joining us today. It is my pleasure to welcome you to the CorpAcq and Churchill Capital VII Business Combination Webcast. The webcast will be available for replay at corpacq.com/investors, where you will also find a copy of the Investor presentation.

Please note that today’s webcast contains forward-looking statements regarding future events, and the future performance of CorpAcq and Churchill VII. These forward-looking statements are based upon information available to CorpAcq and Churchill VII today and reflect the current views and expectations of CorpAcq and Churchill VII. Actual results could differ materially from those contemplated by these forward-looking statements, including but not limited to statements regarding estimates and forecasts of financial operational metrics, and the timing, terms and completion of the business combination.

Please refer to the press release issued earlier today and the presentation accompanying this webcast, including the section titled Selected Risk Factors as well as risks disclosed in Churchill VII’s SEC filings for more information on the risks, uncertainties and other factors related to CorpAcq, Churchill VII and the proposed transaction.

I will now invite Michael Klein, Chairman and CEO of Churchill Capital VII, to share greater detail of the business combination. Michael, when you're ready, please begin your presentation.

Michael Klein

Thank you very much, Operator, and thank you all for joining us today. I want to thank both the existing Churchill VII investors and all of you that have joined the call today. We are incredibly excited to describe to you our acquisition and our merger with CorpAcq. We'll describe this in some detail. I'm joined today by the Founder Simon Orange, as well as the CEO David Martin, and the Head of Acquisitions and Investments Stuart Kissen.

Let me start by saying most of you are aware that Churchill has built our franchise, focusing upon becoming a partner for long-term growth of companies that we invest in. We bring an operating partner mentality to both the firms that we select, the firms that we merge with, and the firms that we help to grow. We focus on high-quality companies that have extremely strong management teams, durable business models, and have the ability to be well set up and very attractive public companies.

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It's our purpose not simply to find great companies but also to arrange great investments by making the structure shareholder aligned to provide both near-term and, importantly, long-term value for all of our investors. I'm quite certain that that is exactly what we're doing today with our merger with CorpAcq. We have patiently waited through a period of turbulence in the market for public equity vehicles to find the perfect partner and the perfect company for us to take public. So, we're excited to bring CorpAcq to the public market.

The Company provides investors the opportunity to invest in a unique business model that combines a diversified group of growing, high margin, extremely cash generative, stable, and long-term businesses with a model that is the preferred buyer of companies, in particular founder-led businesses throughout the United Kingdom. The only analogy that exists within the United States market is Berkshire Hathaway.

Of course, this is on a different scale, in terms of the size, but the Company operates in the same way. It finds attractive, long-term stable businesses; typically, businesses that have been operating for 30 years or longer, that have high margins, all are in the range of 15% to 20% EBITDA margins, significant free cash flow generation, and grow well above GDP. And providing those businesses with the professionalism of the scale of a larger parent company and the long-term focus on succession planning, as well as professional management on all elements of scale, buying and scale pricing of their businesses.

This model has been extremely attractive. The Company has purchased approximately 45 businesses in their career and in their formation. They currently have 41 businesses and those businesses have grown approximately 18% in EBITDA over the past decade, 17% over the past five years. That includes organic growth of approximately 7% in EBITDA and growth through acquisitions. These are strong, stable businesses.

But the most important element of this Company is that it is the preferred buyer of these businesses. These businesses today, founder-led, typically formed after World War II in the U.K. There's 90,000 businesses that fit neatly in the attractive space that CorpAcq operates. These businesses, I indicated, are long term and highly profitable, but the founders themselves don't have a desire to sell to private equity firms that cut initial costs, put high leverage, and flip the business in a short term. They believe in their legacy, they believe in their brand, they believe in their management team. For that, they are prepared to take a far lower purchase price when merged into CorpAcq, which, by the way, is exactly what happens with Berkshire Hathaway and his ability to buy.

When you want to be part of a scale, long-term supported, invested, better capitalized parent, you make that choice. They've had that choice made 45 times, and we believe they can have that choice made between 5 and 10 times per year on a go forward basis.

The business has a very attractive pipeline of further acquisitions. Now, this is a business model that exists throughout Europe. There are a set of peers in Northern Europe, in particular out of the Nordics, that are called Compounders. They typically operate in a similar basis, buying companies as CorpAcq does, in the range of $3 million to $5 million per year of profitability, circa 100 employees, but stable businesses. Those companies have grown to 200 or 250 companies in their portfolio, and they tend to trade at 20 times forward cash flow and pay a small dividend.

What we've done today is we've set this Company up at a value of $1.6 billion, which is approximately eight times forward cash flow and 10 times current cash flow, a significant discount to the peers. We are setting this up today with a very low leverage level, less than two times debt to cash flow. We are providing substantial capital. Management is going down this path after having raised a pre-IPO preferred from Goldman Sachs. They have decided to go this path because they believe more capital allows them to acquire more businesses, which allows them to continue to grow as they do.

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The next most important part of this is these are high cash flow generating businesses, typically 70% cash generated out of EBITDA, so that's free cash availability for dividends that are allowing this Company to pay an intended $50 million dividend in the first year of public operation. That's about a 4% yield off of the current value.

I want to be clear, the intention is, based upon the current cash flows of the business, to pay a $50 million dividend, starting with a semiannual dividend within weeks of closing of the merger, and then growing the dividend on an expected basis of 50% of free cash flow growth. What that means is, we have a Company today that has grown at high above 15% per year over the past decade through COVID, high margins, high cash flow generation, being set up at a meaningful discount to all of the peers, paying a 4% dividend yield right out of the gate, and growing from there.

That has not been attempted and not been available for any type of public equity vehicle for SPAC before. This is an extraordinarily unique company, an extraordinarily unique transaction, and it's having the benefit of Simon's founding and his very significant profile in the market to be able to make these acquisitions as the preferred buyer; keeping the legacy of these companies, keeping their brand, keeping the management—98% of the management have stayed and are continuing to operate businesses.

Having David Martin, who came up out of corporate finance roles, including at Nestle in the U.K., that sets up the systematic operation of the businesses and provides benefits of scale and margin, and Stuart Kissen, who's developed an extraordinary proactive proprietary acquisition pipeline. Seventy-five percent of the acquisitions come from businesses that they've targeted directly. They don't have intermediaries like investment banks. This is a proprietary business that they are uniquely suited.

Now, to make this further shareholder aligned, we're not only setting this up at a multiple that is about 40% of its peers, we're not only providing a 4% dividend yield which is well in excess of the peers, but we've also agreed at Churchill to either forfeit or unvest 75%, or a bit more than 75% of our founder shares. To incentivize management, as well as to align with shareholders, those shares, in many cases, will only be re-earned by management, not the sponsor. The sponsor will take a minority, but most will be re-earned by management when the stock hits $15 per share. Very well aligned.

We also have signed a long-term lockup as we do with each of our companies, so that we will not be—neither us nor management, be a near term seller of shares. So, we're quite excited about this. We believe it will be an extraordinary public company. We believe it will generate extraordinary compound value growth for all of our investors, and cash flow in the form of dividends that will provide the maximum of capital available day one for these businesses to grow and for CorpAcq to make further acquisitions, as well as capital return for each of our investors.

Let me hand it over to Simon and he'll take you through the businesses in detail, as will the rest of the team. Thank you.

Simon Orange

Thanks, Michael. We’re very excited to be partnering with Churchill Capital today as we move on to the next phase of CorpAcq’s journey.

CorpAcq is a corporate compounder, anchored by a diversified portfolio of small- and medium-sized businesses and supplemented with an acquisition platform that is attractive, repeatable, and scalable. We are not private equity in that we allow our companies to operate with autonomy and have a perpetual ownership horizon.

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I started CorpAcq almost two decades ago. Prior to starting the Company, I acquired a small engineering business off an ex-colleague who was moving to the U.S. The Company had been operating for 25 years, was profitable, stable, had a strong management team in place, and because the seller trusted me not to disrupt the business or his employees, I was able to acquire the business at 4x profit. I put 1x cash in myself, which I received 50% annual return on my investment. I bought another couple of businesses in a similar way and realized there was an opportunity in the market to buy good-quality, well-established businesses that did not want to sell to private equity or strategics or trade that would cut staff, rebrand the business and wipe away the heritage these founders had created over the previous decades.

We look to be a strategic partner to these businesses, helping them professionalize operations, and supporting the management team, but without disrupting the business or making any short-sighted cost cutting initiatives. By preserving the entrepreneurial spirit and maintaining autonomy within these businesses, we have become the preferred solution for strong, founder-led businesses that are looking for a way to exit their business when they don’t have a succession plan in place and when they need help in tax-efficient estate planning.

Not only are we the preferred solution, we’ve been able to acquire at lower multiples than we believe these people would otherwise sell for because of our reputation and commitment for the preservation of the businesses, the management teams, and the staff.

As we fast-forward to today, CorpAcq has taken these principles and built a diversified portfolio of 41 companies throughout the U.K., each with a long operating history, steady growth, profitable, and free cash flow generation. We have only ever sold three businesses, each for its unique reason, and none were marketed to be sold. We received more than 10x the original cash invested so they are all very successful investments, but our preferred modus operandi is to keep these businesses for the long term.

We typically structure each acquisition through a combination of three sources: usually around about half in cash that is funded by ourselves; usually about a quarter in debt at the subsidiary level; and about a quarter in deferred consideration, typically paid out over four or five years, and the pay by the businesses, and the payments were supported by the cash flows of those businesses. If there happens to be a downturn, that deferred can get pushed out, so it's never a burden on the business, but it's a great way to help us fund these acquisitions.

Over the life of CorpAcq, we have paid every vendor their deferred for more than $60 million of deferred debt, only about $7 million remains, plus there will be another $7 million on the recent acquisitions. Obviously, this amount will fluctuate as we acquire more businesses, but it is a great interest-free way to fund these acquisitions and keeps the founders incentivized and involved in the businesses at least for a few years. We create an environment where the founders enjoy working, they spend the time on doing the things they enjoy and the things that are more valuable for the businesses, and this has resulted in roughly 80% of the founders still involved in the businesses from some time over the last 17 years.

This acquisition structure, combined with the multiples paid, which are about mid-single digit EBITDA across the portfolio, have led to our ability to generate 20% cash returns on cash invested from day one, evidenced by our recently completed acquisitions in the last four years. This is a fully loaded metric factoring in recurring CapEx, debt service, and deferred compensation payments. With our entry to the public market, we think we can potentially offer founders up to 25% of their package with CorpAcq stock, therefore reducing the upfront cash investment required, which leads to an overall cash return on investment.

Not only do we anticipate using equity will benefit CorpAcq shareholders, we believe this will allow founders to benefit in the upside of their businesses on the future growth of CorpAcq, acting as another form of incentive without direct cash payment to vendor.

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As we think about the long-term growth of the business, we see a roadmap for stronger shareholder returns achieved by combining the historical GDP-plus organic growth of the current portfolio of businesses and the acquisition-driven growth from our M&A platform that should lead to long-term EBITDA growth. And by the way we structure our acquisitions with the discounted multiples, we would expect our free cash flow and dividend capacity to grow in line with our longer-term EBITDA growth, making for very attractive equity returns.

I would like to pass it over to David Martin, our CEO.

David Martin

Thank you, Simon, and welcome to Churchill VII shareholders.

I’ve known Simon for more than 40 years and been with the CorpAcq family for 16 years now, and it is truly remarkable the journey we have been on to get here today, and we’re excited to see the next phase of our growth with our newest partners in Churchill.

The CorpAcq platform has seen tremendous growth over the last decade and in the last four years, since 2018, we have grown top line revenue by 16% per year, averaging 4% organic revenue growth and Adjusted EBITDA growing faster at 17% per year with the organic subsidiary-level profit growth of 7%. The growth is not coming from a small subset of companies as our top 10 subsidiaries represent just 60% of the overall subsidiary-level profit for 2022. This growth includes 10 acquisitions between 2018 and 2022, and we have already acquired four businesses year-to-date with another one pending LOI.

We are truly sector agnostic when we look to acquire new companies and we think that benefits the overall business twofold. It allows us to be nimble and opportunistic when we are looking for high returns on investment, assuming it meets our other financial criteria, and it also provides us with the diversification to grow as a whole through economic cycles.

We have portfolio companies that are serving various end markets ranging from new residential and nonresidential construction to repair and remodel, to chemicals, to the consumer good sectors, and not one end market represents a significant portion of the total revenue.

The diversification became a real benefit to us during the COVID pandemic as we were able to outperform the broader economy and had minimal impact for CorpAcq’s financials and cash flow despite acquiring no businesses in 2020. In fact, we were able to use the disruption to refocus companies, sharing best practices with management teams to find ways to improve their bottom-line margins, and ultimately improve the overall Adjusted EBITDA margin for CorpAcq by more than 250 basis points in 2021.

Once we acquire these businesses, we implement a three-part strategy to build the companies up to CorpAcq standards while still maintaining their identity and core values. We don’t pretend to be better operators than the current founders and management teams, but we do believe that we must be prepared and capable of having a sustainable succession plan if the need should ever arise.

First, we deploy our Finance department to get to know the business financials. We already have a deep understanding of the financials before we acquire the business due to our rigorous diligence process, and then we get the Company ready to report on a consistent framework that is distributed in a monthly management information pack so that we can keep the pulse of how the business is trending.

Next, we appoint the Investment Director, who is a salaried CorpAcq employee, to the Board of the business, either in an executive or non-executive role, who will attend the monthly board meetings so that we can have a constant communication to oversee and assist as needed. Sometimes we will even help establish a Board which helps to give the underlying management team a voice in the business.

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We currently have a team of five Investor Directors that oversee our current portfolio of 41 companies, and we think we have the capacity for another year or two of acquisitions with the existing plan to expand the team with additional Investor Directors.

We will also create a succession plan, whilst we want to keep the founder engaged after acquisition, we must prepare for the event when the founder can no longer be involved or decides to move on.

Lastly, we will provide multiple services to help professionalize and grow each business as necessary. This will range from administrative and health and safety support to central purchasing power across the businesses to helping introduce our portfolio companies to each other to help create cross-selling opportunities or new end market introductions.

We believe we create a strong, mutually beneficial relationship with our companies by providing them with support so that the founder and management teams can focus solely on the business and invest for the long term. We have only ever had to replace four management teams across the 41 portfolio companies, and we have been very successful in doing so. Currently, 98% of our companies have at least one member of the underlying management team still involved in the business from acquisition.

I would like to turn it over to Stuart Kissen, our Head of Acquisitions.

Stuart Kissen

Thank you, David.

Our pool of small and medium-sized businesses in the U.K. is deep with more than 90,000 targets that meet our existing portfolio criteria. The true scale of opportunity is broader than this as we continue to consider additional complementary sectors and larger targets, whilst remaining disciplined to our core acquisition criteria and financial metrics.

We predominantly source acquisitions through our own proprietary channels. We have our own acquisition teams sourcing deals and utilizing databases to help search for targets, and we then perform our own outreach, building relationships with founders and using that dialogue to understand if the target business fits the qualitative and quantitative characteristics we desire.

We also have an external network of small brokers and advisors that we will utilize to source deals. This network understands that CorpAcq is a differentiated solution that is tailored for a founder that prioritizes their brand, their employees, the heritage that he or she has built, and is not simply looking for the absolute highest dollar amount.

We have a current active pipeline of more than $200 million of EBITDA at various stages of our acquisition process, from initial financial review through more in-depth commercial and financial analysis, and alongside establishing critical alignment with vendors around ethos and commitment to the future of their business.

Prior to any acquisition, we complete a thorough due diligence process, utilizing independent external financial and legal due diligence providers on top of our own internal diligence process. We are constantly originating and refreshing our acquisition pipeline, and we feel confident that there is a long runway of growth ahead of us. Our only limiting factor in the past has been access to capital.

Here we illustrate our consistent track record of growth via acquisition despite the financial constraints. As you can see, we paused acquisitions during COVID as we found this an opportune time to focus our energy and investment in our existing portfolio of companies, and we wanted to ensure that new acquisitions proved a more stable financial profile before we engaged.

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COVID also worked to limit the depth of quality businesses willing to sell given the depressed environment and financials at the time. We have since started to recover and over the last year and a half our acquisition pace has picked up with four acquisitions closed year-to-date in 2023 and one more we expect to close soon.

As you can see on this next slide, our full year 2022 Adjusted EBITDA was $128 million; however, we finished the year at a run rate of $133 million, assuming a full 12 months of financials for all acquisitions in 2022. For year-to-date 2023, the four businesses we have acquired and one other that is expected to close soon combine to add a further $12 million of subsidiary level profit, and we are continuing to see strong performance across the portfolio with organic subsidiary profit growth in the first half of the year up 8%.

I will now turn you back over to Simon.

Simon Orange

Thanks, Stuart.

The compounder model we’re talking about might not be very common in the U.S., but there are very many examples of the success of this model in the Nordic region. Here we are showing a few public peers, but there are some in that region that have been able to grow their portfolio to more than 200 companies. As we overlay that to our market in the U.K., which we believe to be much larger, the European compounders provide strong evidence that there is a roadmap for us to scale up our portfolio to a size that is much larger, while still being able to run efficiently.

We believe we have a great amount of opportunity to execute our strategies, and frankly, we have not come across any competitors that have been successful in applying a similar strategy to ours and achieving the type of success we have.

On the next slide, you can see how favorably we stack up against some of the Nordic compounders with growth, margins, and, most importantly, return on invested capital compared to our peers.

Michael?

Michael Klein

Yes. Thank you very much, Simon.

I want to reiterate to all of you one element of Simon's comments about the compounder model. As you'll note, there are a number of companies today that currently trade in the $8 billion to $10 billion valuation range. Those companies today have 200 to 250 companies that they've acquired. CorpAcq is by a long stretch a better business with better acquisition track record and better returns. We are approaching, at CorpAcq, $1 billion of revenues this year, and we're setting this up at $1.2 billion of equity value compared with companies that are just over $2 billion of revenues that are being valued at $8 billion to $9 billion and more.

We have a substantially attractive valuation here because we're setting this up at 10x EBITDA relative to the 17x to 20x that we have from the direct peers. Those peers are good, strong performers, but we have outperformed in terms of return on capital.

In addition, so that you understand what some of the base businesses’ pre-acquisition are also inherently worth, we've shown you what some of the industrial comparables or broad-based company comparables are that you may be familiar with; API, Johnson Controls, they trade at 12x to 14x cash flow, 12x forward cash flow. That is a meaningful, meaningful premium to the base business that CorpAcq has today.

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As Stuart has indicated, the business is approaching a billion in revenues and approaching 150 to 160 of current year EBITDA. We are setting this up at a meaningful discount. One of the things that we have done as part of arranging this transaction, which is to revest shares in management's benefit when the shares hit $15 per share, are directly set with the underlying view that the base business has a multiple in excess of 12x and the acquisition comparables are at 18x to 20x.

Go ahead. Skip the slide.

We'd like to just talk a little bit about the transaction structure. It's very straightforward. We have just under $600 million cash and trust. The first thing we'll do is reduce the highest cost funding that the Company has. The Company has grown successfully, but has been capital constrained, and now the Company will have more capital with which to grow with a better cost structure. First, we'll take out the higher cost preferreds. Secondly, we'll bring cash to the balance sheet, both to pay off some debt as well as to have nearly $200 million of cash for acquisitions.

As Simon has described, given that they've been paying in the range of 4x to 6x cash flow, typically at the lower end of that range, and given that they have a model of putting one to two multiples in cash. That gives us the ability to have dry powder, if you will, to make $400 million to $600 million of incremental acquisitions at their current purchase price—that will allow for a near doubling of the size of the business with this capital.

This capital is the entire reason why management has been willing to set the Company up at this multiple, which is a substantial discount to the peers because they know in the long run more capital provides more investment dollars. More investment dollars means more acquisitions and more growth.

Skip the page.

We're going to set the business up at under two times leverage off of our current 2023 EBITDA. That's post transaction. That's about the right number for the Company to continue to operate, not leveraged enough to provide higher cost capital, not leveraged enough to be disadvantaged to have the ability to bring capital in to make acquisitions, but provide a reasonable amount of leverage to take the 18% overall return on invested capital that they've achieved and turn that into a very substantial return on equity.

This business will generate cash, which will be paid out in dividends that will grow with 50% of free cash flow, and it will provide substantial growth that will generate, we believe, significant returns on equity for all of our investors.

Simon.

Simon Orange

Thanks, Michael.

Once again, we are extremely excited to be partnering Churchill to help us accelerate the next phase of CorpAcq’s growth. We see our combination today as a unique opportunity for U.S. investors to own an attractive acquisition platform that is supported by a strong, stable foundation of profitable businesses. We have been able to deliver double-digit revenue and Adjusted EBITDA growth over the last four years, and we have the opportunity to accelerate this growth as we optimize our balance sheet and the war chest to execute on our current pipeline of acquisitions targets.

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We expect to pay regular dividends after close and become one of the rare de-SPAC companies to pay a dividend in its first year as a public company.

As discussed earlier, the underlying organic growth from the current portfolio combined with the acquisition- growth from our M&A platform should lead to strong long-term cash flow generation which can be used to increase our dividend as we go.

We believe it is a truly remarkable investment opportunity. Thank you.

Operator

This concludes today’s webcast. You may disconnect your lines at this time. Thank you for your participation.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only. 1-888-562-0262 1-604-929-1352 www.viavid.com

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Additional Information and Where to Find It

In connection with the Transactions, CorpAcq or CCVII (or an affiliate of CorpAcq) is expected to file a registration statement on Form F-4 or any other applicable form (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include preliminary and definitive proxy statements to be distributed to CCVII’s shareholders in connection with CCVII’s solicitation for proxies for the vote by CCVII’s shareholders in connection with the Transactions and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to CCVII’s shareholders in connection with the completion of the Transactions. After the Registration Statement has been filed and declared effective, CCVII will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the Transactions. This communication does not contain all the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. Before making any voting or other investment decisions, CCVII’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus statement and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCVII’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Transactions, as well as other documents filed with the SEC by CCVII in connection with the Transactions, as these documents will contain important information about CorpAcq, CCVII and the Transactions. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by CCVII with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. CCVII and CorpAcq have based these forward looking statements on each of its current expectations and projections about future events. These forward looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CorpAcq’s and CCVII’s management and are not predictions of actual performance. Nothing in this communication should be regarded as a representation by any person that the forward looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. These forward looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions. Many actual events and circumstances are beyond the control of CCVII and CorpAcq. These forward looking statements are subject to known and unknown risks, uncertainties and assumptions about CCVII and CorpAcq that may cause each of its actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. Such risks and uncertainties include changes in domestic and foreign business changes in the competitive environment in which CorpAcq operates; CorpAcq's ability to manage its growth prospects, meet its operational and financial targets, and execute its strategy; the impact of any economic disruptions, decreased market demand and other macroeconomic factors, including the effect of the COVID 19 pandemic, to CorpAcq's business, projected results of operations, financial performance or other financial metrics; expectations as to future growth in demand for CorpAcq's products and services; CorpAcq's ability to maintain and develop its IT systems or data storage, including the security of its product offering, or anticipate, manage or adopt technological advances within its industry; CorpAcq's reliance on its senior management team and key employees; risks related to liquidity, capital resources and capital expenditures; failure to comply with applicable laws and regulations or changes in the regulatory environment in which CorpAcq operates; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries that CorpAcq may face; the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Transactions or that the approval of the shareholders of CCVII is not obtained; the risk that shareholders of CCVII could elect to have their shares redeemed by CCVII, thus leaving the combined company insufficient cash to complete the Transactions or grow its business; the outcome of any legal proceedings that may be instituted against CorpAcq or CCVII following announcement of the Transactions; failure to realize the anticipated benefits of the Transactions; risks relating to the uncertainty of the projected financial information with respect to CorpAcq; the effects of competition; changes in applicable laws or regulations; the ability of CorpAcq to manage expenses and recruit and retain key employees; the ability of CCVII or the combined company to issue equity or equity linked securities in connection with the Transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the impact of the global COVID 19 pandemic or any future pandemic on CorpAcq, CCVII, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; those factors discussed in CCVII’s Quarterly Reports filed by CCVII with the SEC on Form 10-Q and the Annual Reports filed by CCVII with the SEC on Form 10-K, in each case, under the heading “Risk Factors,” and other documents filed, or to be filed, with the SEC by CCVII. If any of these risks materialize or CorpAcq’s or CCVII’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward looking statements. There may be additional risks that neither CorpAcq nor CCVII presently know or that CorpAcq and CCVII currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward looking statements. In addition, forward looking statements reflect CorpAcq’s and CCVII’s expectations, plans or forecasts of future events and views as of the date of this communication. CorpAcq and CCVII anticipate that subsequent events and developments will cause CorpAcq’s and CCVII’s assessments to change. However, while CorpAcq and CCVII may elect to update these forward looking statements at some point in the future, CorpAcq and CCVII specifically disclaim any obligation to do so. These forward looking statements should not be relied upon as representing CorpAcq and CCVII’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward looking statements. An investment in CorpAcq or CCVII is not an investment in any of CorpAcq’s or CCVII’s founders’ or sponsors’ past investments or companies or any funds affiliated with any of the foregoing. The historical results of these investments are not indicative of future performance of CorpAcq or CCVII, which may differ materially from the performance of past investments, companies or affiliated funds.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a proxy statement or solicitation of a proxy, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Participants in the Solicitation

CorpAcq, CCVII, Churchill Sponsor VII LLC and their directors and executive officers may be deemed participants in the solicitation of proxies from CCVII’s shareholders with respect to the Transactions. A list of the names of CCVII’s directors and executive officers and a description of their interests in CCVII is set forth in CCVII’s filings with the SEC (including CCVII’s prospectus related to its initial public offering filed with the SEC on February 16, 2021 and Annual Reports filed by CCVII with the SEC on Form 10-K) and are available free of charge at the SEC’s website located at www.sec.gov, or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the definitive proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.